UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)

[    ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended: October 31, 2007

SEC FILE NUMBER:  000-24520

CUSIP NUMBER: 975 01 3103

PART I - REGISTRANT INFORMATION

Full Name of Registrant: W Technologies, Inc.

Address of Principal Executive Offices: 5052 South Jones Blvd, Ste. 100, Las Vegas, Nevada 89118

PART II - Rules 12b-25(b) and c

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box is appropriate)

[x]  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

PART III - NARRATIVE

State below with reasonable detail the reasons why the Form 10-K, 11-K, 10-Q,

NSAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

  Certain aspects of the registrant's review process have not been completed prior to the filing date.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Jeff Johnson, (702) 967-6000

(2) Have all other periodic reports required under Section 13 or 15(d) of the

Securities and Exchange Act of 1934 or Section 30 of the Investment Company

Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to filed such report(s) been filed?  If answer is no, identify report(s).  [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?  [ ] Yes [X] No

If so, attach an explanation of the anticipated significant change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                W Technologies, Inc.

              --------------------------------------------

              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunder duly authorized.

Date: December 14, 2007

By: /s/

   Jeff Johnson, CFO